AVANTAIR, INC.
4311 GENERAL HOWARD DRIVE
CLEARWATER, FLORIDA  33762

VIA EDGAR TRANSMISSION

November 13, 2009

Ms. Linda Cvrkel
United States Securities and
Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Avantair, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
File No. 000-51115

Dear Ms. Cvrkel:

This letter is submitted on behalf of Avantair, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated October 29, 2009, to Steven Santo, Chief Executive Officer of the Company.  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.  For your convenience, your comments have been reproduced in italics below, together with the responses.  Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s Form 10-K filing.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

1.	Please revise future filings to completely fill in all questions and check boxes on the front cover page of the Form 10-K.

The Staff’s comments are noted.  The Company will ensure in future filings that all questions and check boxes on the front cover page of the Form 10-K are completely filled in.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policies, page 18

2.
We note that your critical accounting policies disclosure is substantially similar to your accounting policy note 2 to the consolidated financial statements and is solely a duplication of the majority of your accounting policies included in that note.  In this regard, we believe that not all of your accounting policies are critical in a similar or equal manner.  Specifically, accounting policies contain different levels of uncertainties associated with their respective methods, assumptions, and estimates underlying their critical accounting measurements.  Therefore, please limit the disclosure to the specific policies where the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters and the impact of the estimates and assumptions is material to the consolidated financial statements.  Furthermore, this disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes.  In this regard, please ensure that your critical accounting estimates disclosure – (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary.  Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise future filings accordingly.

The Staff’s comments are noted.  The Company will revise its critical accounting policies disclosure in future filings to reflect only those accounting policies that are deemed to be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters and where the impact of the estimates and assumptions is material to the consolidated financial statements and, with respect to such policies, will analyze the factors identified in the applicable accounting guidance.

Consolidated Financial Statements, page F-l
Consolidated Statements of Operations, page F-5

3.
We note from pages 23 and 24 that you classify the gains and losses on the sales and dispositions of assets as a component of other income (expense).  Please revise to reflect these amounts as components of operating income.  Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No. 144 and footnote 68 to SAB Topic 13.

The Staff’s comments are noted.  The Company will revise its consolidated financial statements in future filings to reflect gains and losses on the sales and dispositions of aircraft as a component of income (loss) from operations.

Consolidated Statements of Changes in Stockholders’ Deficit, page F-6

4.
We note your presentation of dividends on Series A convertible preferred stock and accretion of issuance costs and the related entries to Additional Paid in Capital in the amounts of $903,851 and $1,488,071 for fiscal years ended June 30, 2008 and 2009, respectively.  Please tell us what portion of these amounts represents dividends and why you believe dividends are appropriately classified in Additional Paid in Capital rather than in the Accumulated Deficit.  Please note that typically dividends are charged to retained earnings, unless legally declared out of additional paid in capital, even if those earnings are insufficient to cover them.  Your response should include the authoritative accounting literature which supports the basis for your conclusions.

The Staff’s comments are noted.   Dividends of $1,399,046 and $849,387 for fiscal years ended June 30, 2009 and 2008, respectively, will be reclassified into accumulated deficit in the  consolidated statement of stockholders’ deficit as of June 30, 2009.  All future dividends on Series A convertible preferred stock will be similarly classified in the Company’s future filings.

Notes to Consolidated Financial Statements, page F-10
Note 2 - Summary of Significant Accounting Polices, page F-11
Prepaid Pilot Training, page F-12

5.
We note a change in your accounting with regard to costs incurred to train pilots beginning in 2008.  Please tell us the events that gave rise to this change in your accounting policy and why such change is considered appropriate.

The Company advises the Staff that the Company, from its inception through fiscal 2007, performed training of pilots required by Federal Aeronautics Regulations using a combination of internal and external resources.  In these periods, the costs associated with this training were charged to operations as incurred.  In fiscal 2008, the Company’s fleet of aircraft grew substantially, as did the number of pilots needed to service the fleet.  Beginning in fiscal 2008, costs related to the training of pilots were capitalized and amortized over the twelve month certification period to better match costs incurred with the period of time benefited. This change was precipitated by (i) the increase in the number of pilots being trained due to the significant growth in our fleet in fiscal 2008 and (ii) the Company’s conversion in fiscal 2008 to the exclusive use of a third party vendor to provide such training, which vendor required the Company prepay such training costs.  The impact of this change on the Company's financial position and statement of operations for the year ended June 30, 2008 was approximately $200,000, an amount which the Company has determined to be immaterial.

Note 7 - Commitments and Contingencies, page F-18
Purchase Commitment, page F-19

6.
We refer to the assignment of rights and obligations to purchase 20 aircraft to Share 100 Holdings.  Your disclosure indicates that as a result of the assignment of Avantair’s rights and sale of Class A shares of Share 100 to EAS, EAS is now responsible for 18 of the 20 aircraft.  Please tell us how EAS is related to the company, if applicable.  Furthermore, please tell us what, if any, accounting consideration has been given to the assignment to EAS for the rights and obligations to purchase 18 aircraft and the fact that Avantair will be responsible for the rights and obligations of such aircraft in the event that EAS defaults under its obligations to purchase the aircraft positions.

Other than through their joint ownership of Share 100 Holdings LLC, EAS is not otherwise related to Avantair nor does it conduct business directly with Avantair.  The Company accounted for the assignment of its rights and obligations in the Embraer purchase contract by recording cash for $3.2 million, crediting deposits on aircraft by $2.7 million and recording a gain for $0.52 million.  The contingency relating to the Company’s commitment to purchase aircraft if EAS is unable to is accounted for in accordance with FAS 5 through the disclosure included in the Company’s consolidated financial statements since the date of the Share 100 Holdings transaction.

Note 8 - Capital Lease Transactions, page F-19

7.
We note that you entered into a Lease Agreement with Midsouth in April 2009 for a ten-year lease term and as part of the agreement, you are required to provide Midsouth with 100 hours of flight time per year during the lease term.  In this regard, please tell us what, if any, accounting consideration you have given to the 100 hours of flight time per year.  If you believe no accounting consideration was required, please explain to us the reason(s) why and provide us with the accounting guidance you relied upon in determining your conclusion.

As additional consideration for the aircraft lease agreement with Midsouth, the Company was required to provide Midsouth with 100 hours of flight time per year.  The Company determined that the lease should be accounted for as a capital lease and the fair value of the hours of flight time was included in the minimum lease payments when recording the asset.  The fair value of the flight hours was determined by reference to costs for chartering comparable flights. The present value of the flight hours was recorded as a liability in the amount of $871,000 and interest expense is being recorded over the life of the lease using the interest method. The liability is being liquidated as the flight hours occur.

Note 10 - Long-Term Debt page, F-21
CNM Inc., page F-21

8.
We note that the company accounted for the conversion of an outstanding note to a term loan payable under EITF 98-14.  It appears as though the outstanding note does not meet the criteria of a line of credit or revolving credit agreement under the EITF.  Please tell us the nature of the original note prior to conversion and why your accounting treatment under EITF 98-14 is appropriate.  Please refer to EITF 96-19 for guidance in the accounting for modifications of term debt.  Your response should include the amount of any unamortized deferred financing fees associated with the original note that were either expensed or deferred with the new term loan payable.  We may have further comment upon receipt of your response.

In May 2005, CNM, an entity controlled by a former shareholder, provided the Company with a line of credit with a maximum borrowing of $40 million.  The borrowings bore interest at prime plus 1% and were secured by certain assets of the Company.  In September 2006, the line was fully utilized and the parties agreed to revise the terms to fix the interest rate at 15% and extend the collateral to all of the Company's assets.  In August 2007, the parties converted the revolving line of credit into a 3 year term loan that bore interest at 15% and was payable in 36 monthly installments.  The Company considered both EITF 98-14 and 96-19 to determine the appropriate accounting.  EITF 96-19 indicates that if the arrangements were modified within the last year, and the modifications were not substantial, then the original arrangement is compared to the current exchange to determine if there was a substantial modification.  Because these changes were not deemed to be substantial, the Company used the original revolving credit arrangement to determine the accounting.  The Company modified its arrangements, under the revolving line of credit to a term loan payable over 3 years which modification is directly analogous to example 2 of Exhibit 98-14A and because there were no unamortized financing costs on the balance sheet, there is no accounting required relating to these modifications.

Jet Support Services, Inc., page F-21

9.
We note the refinancing of debt with JSSI in April 2008.  Please tell us how you considered the guidance of EITF 96-19 when accounting for this refinancing.  Your response should include the original amount of the debt, the refinanced amount, any gain or loss recognized, as well as any unamortized deferred financing fees associated with the original note that were either expensed or deferred with the new note payable.  We may have further comment upon receipt of your response.

JSSI was a provider of airframe maintenance and aircraft repair parts for the Company.  In April 2008, the Company terminated the airframe maintenance service contract and negotiated an arrangement whereby all amounts owed to JSSI, which included a term loan in the amount of $400,000 (original note balance was $3.4 million payable over 60 months at 7% interest) and outstanding accounts payable of $4.2 million, were converted to a term loan in a principal amount of $5.5 million (payable over 35 months at 10% interest). The additional $900,000 was deemed to be deferred interest which is being recognized over the term of the new loan using the interest method.  The new term loan does not have any conversion features and there were no deferred financing costs associated with the old loan.

As a result of the factors described above, the Company does not believe that the conversion of the accounts payable to a term loan falls within the scope of EITF 96-19.  The Company applied the provisions of EITF 96-19 to the $400,000 term loan and concluded that the loan was not substantially modified.  As a result, no gain or loss was recognized in connection with these transactions.

Wachovia Bank, page F-22

10.
We note that a waiver was obtained from the lender in September 2009 related to covenant non-compliance.  Please tell us the nature of the covenant violation and how such violation will impact the classification of the related debt as of September 30, 2009.  As part of your response, please indicate the period for which Wachovia has provided the company with a waiver of the covenant violation and indicate the next date or period in which the company must comply with similar covenant requirement.  Also, please indicate the likelihood that the company will be able to comply with this covenant at the next measurement date.  Refer to the guidance outlined in EITF 86-30.  We may have further comment upon receipt of your response.

Under its arrangements with Wachovia Bank the Company had a loan outstanding in the amount of $2.9 million at June 30, 2009, which is secured by one of the Company's core aircraft.  The loan agreement requires, among other things, that the Company have net income for the year ended June 30, 2009 and all years thereafter until the loan is paid in full.  The Company incurred a net loss of $4,460,921 for the year ended June 30, 2009, resulting in a default under the loan agreement.  As a result the Company requested a waiver for the default.  Wachovia Bank granted the waiver as of June 30, 2009 for a period of one year, subject to the Company repaying approximately $0.4 million of the outstanding balance (with such payment made on September 25, 2009).  The Company also agreed to obtain an independent appraisal of the aircraft that secures the debt to evidence that the aircraft has a fair market value of at least $2.5 million and, if the fair market value was not at least $2.5 million, to develop a plan to reduce the amounts outstanding under the loan agreement from $2.5 million to $2.0 million, although no date for repayment was specified in the loan agreement.  The Company has classified as of June 30, 2009 the payment of approximately $0.4 million made on September 25, 2009 as a current liability with the remaining balance outstanding of $2.5 million as noncurrent in accordance with EITF 86-30.  The Company believes that it is currently in compliance with all of the provisions of the loan agreement with Wachovia Bank and believes that it will  be in compliance with its covenant obligation under this arrangement as at the next measurement date of June 30, 2010.

Note 11 - Capital Stock, page F-22
Registration of Shares, page F-23

11.
We note a registration rights agreement in connection with the issuance of units on June 30, 2009.  Please tell us if you have accrued any amounts of liquidated damages to date in accordance with FSP-EITF 00-19-2 or tell us why you are not required to do so.

The Company advises the Staff that, as disclosed in the Company’s Form 8-K dated October 16, 2009, the registration rights agreement entered into on June 30, 2009 was terminated on October 16, 2009, and was replaced by a new registration rights agreement.  Prior to its termination, no amounts of liquidated damages were incurred under the June 30, 2009 registration rights agreement.  In addition, no amounts were accrued with respect of the June 30, 2009 registration rights agreement because the Company believed that it would comply with all of the provisions of that arrangement such that no liquidated damages would be payable.

Note 15 - Vendor Service Reimbursement, page F-25

12.
We note that you replaced your engine maintenance vendor during January 2009 and as a result of terminating the agreement with your former engine service vendor, you recognized a credit of $2.9 million during the third quarter of fiscal 2009.  Please explain to us in greater detail the nature, facts and circumstances surrounding the termination of the agreement and why you believe recognition of a credit in the amount of $2.9 million was appropriate in light of your accounting policy to record maintenance expense as incurred and that $2.0 of the $2.9 million was related to expenses recorded for the first six months of fiscal 2009.  Please include as part of your response, any authoritative accounting guidance you relied upon in determining your accounting treatment.  We may have further comment upon receipt of your response.

The Company’s uses the services of an outside vendor for the maintenance and repair of its aircraft engines. Since its inception, the Company has accounted for aircraft maintenance costs by following the preferred policy to expense costs as incurred in accordance with the May 2003 Edition of the AIPCA Audit and Accounting Guide for Airlines. The Company charged maintenance expense to operations incurred because, in its opinion, it transferred all its risk based in part upon the fact that the underlying agreement did not require any additional payments based upon the actual costs incurred by the service provider.  The agreement between the Company and the vendor required that the Company pay the vendor based on engine hours flown and the Company had accrued, but did not pay, $1.9 million which represented five months of accrual relating to fiscal 2009 charges.

In the early part of fiscal 2009, the Company's management, as part of its continuing  cost reduction initiatives, reevaluated its arrangement with this service provider and commenced discussions to terminate the service agreement, which termination was finalized in January 2009.  In accordance with the termination agreement, the former vendor returned to the Company approximately $0.9 million which was maintained by the former vendor for unperformed service of engines and forgave the $1.9 million amount accrued.  This amount was credited to operations in fiscal 2009 as the liability no longer existed.  The credit to income for the recovery of these costs recognizes the fact that the cost of the program with the vendor was significantly higher than what could be attained in the market place. The Company subsequently entered into an engine maintenance contract with another provider and accrued as expense approximately $2.1 million for engine repair and maintenance costs during the fourth quarter of  fiscal 2009.

Exhibits 31.1 and 31.2

13.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications in future filings to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The Staff’s comments are noted.  The Company will ensure in future filings that the certifications are in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Form 8-K dated September 28, 2009

14.
We note the presentation of EBITDA.  Please revise all future filings to include a reconciliation of this non-GAAP measure to the most closely related GAAP amount, as well as providing a statement as to why management believes the measure is useful and to the extent material, additional purposes management uses the non-GAAP financial measure that are not otherwise disclosed.  Refer to Section 2.02 of Form 8-K for further guidance.

The Staff’s comments are noted.  The Company will ensure that future filings include a reconciliation of EBITDA to the most closely related GAAP amount as well as the other required disclosures.

Form 8-K dated October 16, 2009

15.
Reference is made to your disclosure under Item 8.01 on Form 8-K dated October 16, 2009.  We note that the company issued to Lorne Weil 2,373,620 warrants, each to purchase one share of the company’s common stock for $1.25 per share.  Please explain to us in greater detail and disclose in future filings (including your Form 10-Q for the quarter ended September 30, 2009), the nature of, and reason for the issuance, including how such warrants will be accounted for within your financial statements.

The warrants issued to Lorne Weil were issued in connection with the transactions between the Company, LW Air and its primary member Lorne Weil, which were also disclosed under Item 8.01 of the Company’s Form 8-K dated October 16, 2009.  Please see the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 2009, which will be filed shortly after the submission of this letter, for additional disclosure regarding the LW Air transaction and the warrants issued to Mr. Weil.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Jamie Knox of DLA Piper LLP (US) at 212-335-4992 with any questions or comments regarding this letter.

Respectfully submitted, AVANTAIR, INC.

By:	/s/ Steven Santo
Name: Steven Santo
Title: Chief Executive Officer

Cc:           Heather Clark, Division of Corporation Finance
Jamie Knox, Esq., DLA Piper LLP (US)